BIG SKY TRANSPORTATION CO.

                              Table of Contents




INDEPENDENT AUDITOR'S REPORT

FINANCIAL STATEMENTS
   Balance Sheets
   Operations
   Stockholders' Equity
   Cash Flows
   Notes to Financial Statements

                          Eide Bailly LLP
               Consultants. Certified Public Accountants






                      INDEPENDENT AUDITOR'S REPORT





The Board of Directors and Stockholders
Big Sky Transportation Co.
Billings, Montana


We have audited the accompanying balance sheets of Big Sky Transportation Co. as of June 30, 1998 and 1997 and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 7 to the financial statements, a significant portion of the Company's revenues for the years ended June 30, 1998 and 1997 were derived from routes which are subsidized by the federal Essential Air Service (EAS) program.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Big Sky Transportation Co. as of June 30, 1998 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.


/s/ Eide Bailly LLP


Billings, Montana
August 20, 1998


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                       BIG SKY TRANSPORTATION CO.
                           BALANCE SHEETS
                      JUNE 30, 1998 AND 1997



                                             1998                1997
ASSETS

CURRENT ASSETS
Cash and cash equivalents         $       512,670     $       544,706
Restricted cash                           151,500             600,151
Accounts receivable, less allowance
   for doubtful receivables of
   $1,200 in 1998 and 1997              1,375,654             416,192
Income tax refund receivable               22,816                 -
Expendable parts and supplies             329,262             254,282
Inventory held for sale                    30,000              30,000
Prepaid expenses                           53,753                 -
    Total current assets                2,475,655           1,845,331

OTHER ASSETS
Deposits                                    7,258              17,258

PROPERTY AND EQUIPMENT
Flight equipment                          680,491             612,108
Facility under capital lease              456,185             456,185
Other property and equipment              202,086             187,497
                                        1,338,762           1,255,790
Less accumulated depreciation
    and amortization                     (465,175)           (554,916)
                                          873,587             700,874
                                   $    3,356,500      $    2,563,463

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Current maturities of long-term debt  $  179,836       $      132,674
Current maturities of capital
    lease obligations                      8,164               11,639
Accounts payable                         575,056               64,213
Accrued expenses                         459,307              676,084
Traffic balances payable and
    unused tickets                       189,769               43,155
Income taxes                                -                  24,950
Total current liabilities              1,412,132              952,715
LONG-TERM DEBT, less current maturities  219,272              263,765
CAPITAL LEASE OBLIGATIONS,
    less current maturities              267,216              275,379
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY
    Common stock, no par value
    Authorized, 20,000,000 shares
    Issued and outstanding,
    1,127,637 shares 1998
    and 1,054,900 shares 1997            579,722             471,207
Additional paid-in capital               228,909             110,159
Retained earnings                        673,102             490,238
                                       1,481,733           1,071,604
Less treasury stock at cost
    (20,000 shares in 1998;
     -0- shares in 1997)                 (23,853)               -
                                       1,457,880           1,071,604
                                  $    3,356,500      $    2,563,463

See notes to financial statements.

                          BIG SKY TRANSPORTATION CO.
                           STATEMENTS OF OPERATIONS
                     YEARS ENDED JUNE 30, 1998 AND 1997




                                         1998                1997

OPERATING REVENUE
Passenger                        $    3,393,039       $    1,580,581
Cargo                                   130,617              100,057
Public service                        4,324,091            3,122,861
Other                                    63,843               67,336
Total operating revenue               7,911,590            4,870,835

OPERATING EXPENSES
Flying operations                     3,157,151            1,579,716
Maintenance                           1,610,696            1,073,832
Traffic                               2,027,439            1,239,305
Marketing                                85,412               32,400
General and administrative              857,026              558,432
Total operating expenses              7,737,724            4,483,685

INCOME FROM OPERATIONS                  173,866              387,150
OTHER INCOME (EXPENSE)
Interest expense                        (72,082)             (70,627)
Interest income                          35,541               36,770
Gain (loss) on equipment disposal
  and writedown of inventory            165,539              (13,745)

INCOME BEFORE INCOME TAXES              302,864              339,548

INCOME TAXES                            120,000              142,000

NET INCOME                       $      182,864      $       197,548

BASIC EARNINGS PER COMMON SHARE    $      .17            $     .19

DILUTED EARNINGS PER COMMON SHARE  $      .16            $     .18





See notes to financial statements.

                           BIG SKY TRANSPORTATION CO.
                       STATEMENTS OF STOCKHOLDERS' EQUITY
                       YEARS ENDED JUNE 30, 1998 AND 1997


                              Additional
            Common Stock       Paid-In      Treasury   Retained
            Shares   Amount    Capital       Stock     Earnings     Total

BALANCE,
JUNE 30, 1996
         1,065,460 $ 482,711   $   -         $   -     $ 292,690    $ 775,401

Retirement of
common stock
          (10,560)   (11,504)      -              -         -         (11,504)

Tax benefit from
pre-Fresh Start
deferred tax assets
            -           -        110,159          -         -         110,159
Net income  -           -           -             -      197,548      197,548

BALANCE,
JUNE 30, 1997
         1,054,900   471,207     110,159          -      490,238    1,071,604

Retirement of
common stock
            (1,263)     (860)       -             -         -            (860)
Common stock
acquired for treasury
           (20,000)       -         -         (23,853)      -         (23,853)

Stock options issued
pursuant to employee
incentive plans
               -          -        8,625         -          -           8,625

Common stock options
exercised
            34,000     38,125     (4,875)        -          -          33,250

Common stock issued
pursuant to employee
incentive plans
            60,000     71,250       -            -         -           71,250

Tax benefit from
pre-Fresh Start
deferred tax assets
             -          -        115,000         -         -          115,000

Net income   -          -           -            -      182,864       182,864

BALANCE,
JUNE 30, 1998
         1,127,637  $ 579,722  $ 228,909   $ (23,853)  $673,102   $ 1,457,880



See notes to financial statements. F4
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                       BIG SKY TRANSPORTATION CO.
                        STATEMENTS OF CASH FLOWS
                   YEARS ENDED JUNE 30, 1998 AND 1997




                                             1998                1997

OPERATING ACTIVITIES
Net income                           $      182,864      $      197,548
Charges and credits to net income
not affecting cash
  Depreciation and amortization              93,379              89,456
  (Gain) loss on disposal of equipment     (165,539)              2,141
  Excess reorganization value charges
  in lieu of taxes                             -                  6,841
  Pre-Fresh Start deferred tax benefits     115,000             110,159
  Compensation from employee incentive plans 79,875                -
Changes in assets and liabilities
Restricted cash                             448,651            (173,382)
Receivables                                (982,278)             31,601
Expendable parts and supplies               (74,980)            (18,154)
Inventory held for sale                        -                 11,604
Prepaid expense                             (53,753)               -
Deposits                                     10,000                -
Accounts payable                            510,843             (57,474)
Accrued expenses                           (216,777)            124,126
Traffic balances payable & unused tickets   146,614               3,060
Income taxes                                (24,950)             24,950

NET CASH FROM OPERATING ACTIVITIES           68,949             352,476

INVESTING ACTIVITIES
Proceeds from sale of equipment             260,551               4,359
Property and equipment purchases           (361,104)            (22,526)

NET CASH USED FOR INVESTING ACTIVITIES     (100,553)            (18,167)

FINANCING ACTIVITIES
Proceeds from long-term debt borrowings     150,000                 -
Payments on long-term debt                 (147,330)           (122,728)
Payments on capital lease obligations       (11,639)            (16,039)
Payments to retire common stock                (860)            (11,504)
Proceeds from stock options exercised        33,250                -
Payments to acquire treasury stock          (23,853)               -

NET CASH USED FOR FINANCING ACTIVITIES         (432)           (150,271)

NET CHANGE IN CASH AND CASH EQUIVALENTS     (32,036)            184,038

CASH & CASH EQUIVALENTS AT BEGINNING OF YEAR
                                            544,706             360,668

CASH & CASH EQUIVALENTS AT END OF YEAR   $  512,670          $  544,706



(continued on next page)

                         BIG SKY TRANSPORTATION CO.
                          STATEMENTS OF CASH FLOWS
                     YEARS ENDED JUNE 30, 1998 AND 1997




                                             1998                1997

SUPPLEMENTAL DISCLOSURES OF CASH FLOW
     INFORMATION
     Cash paid during the year
     Interest                            $  73,589          $   72,861
     Income taxes                           52,766                 -

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING
     AND FINANCING ACTIVITIES
     Common stock issued as compensation
     pursuant to employee incentive plans
                                         $  71,250          $      -
     Stock options granted as compensation
     pursuant to employee incentive plans    8,625                 -

                        BIG SKY TRANSPORTATION CO.
                      NOTES TO FINANCIAL STATEMENTS
                         JUNE 30, 1998 AND 1997




NOTE 1 - BUSINESS ACTIVITY AND SIGNIFICANT ACCOUNTING POLICIES

Business Activity

The Company operates as a regional commuter air carrier, primarily providing scheduled passenger, freight, express package and charter services. At June 30, 1998, scheduled air service was provided to thirteen communities in Montana and in eastern Washington. The Company's present route system is designed around a regional air service hub in Billings, Montana. Services between the hub and seven isolated communities in central/eastern Montana are performed under contract with the U.S. Department of Transportation's Essential Air Services (EAS) program. The Company operates daily scheduled flights intended to provide well-timed interline connecting service as well as convenient local market service.

Fresh Start Reporting

The accompanying financial statements have been prepared on the basis that a new reporting entity was created on October 1, 1991, which is the date when all material conditions precedent to the Company's July 16, 1991 bankruptcy reorganization plan (Reorganization Plan) were resolved to the Company's satisfaction. At that date, assets and liabilities were restated to their estimated fair values, resulting in restated net assets of $478,961. This net asset amount was less than the par value of issued and outstanding shares at October 1, 1991 and accordingly, the Company recorded the difference as excess reorganization value. The excess reorganization value has since been reduced to zero from realization of pre-Fresh Start deferred tax assets.

Expendable Parts and Supplies

Expendable parts are stated at the lower of cost or market. Cost is determined using a moving weighted average method. The Company does not provide an allowance for obsolescence on expendable parts due to the universal nature of the parts.

Inventory Held for Sale

Inventory held for sale is stated at the lower of cost or market.
Inventory held for sale consists of flight equipment no longer needed for air service operations.

Concentrations of Credit Risk

The Company's cash balances are maintained at various financial institutions. At June 30, 1998, the total balance at one of these institutions was in excess of federal insurance limits by approximately $700,000.

Property and Equipment

Property and equipment is stated at cost. Depreciation and amortization are computed using the straight-line and declining-balance methods over estimated useful lives ranging from 2 to 20 years.


Maintenance Policies

The cost of rebuilding rotable parts is charged to maintenance as incurred. An allowance for depreciation is provided for rotable parts to allocate the cost of these assets, less estimated residual value, over the useful life of the related aircraft and engines.

Ordinary maintenance and repairs are charged to operations as incurred. The cost of renewals and betterments, including owned engine overhauls, are capitalized. These overhaul costs are amortized based on actual utilization over the expected service life. For leased engines, the Company accrues for the cost of an overhaul based upon contractual hourly rates or the estimated cost of an overhaul.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenue is recognized when transportation has been provided.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents. Cash equivalents exclude restricted cash.

Earnings Per Share

A new method for computing earnings per share has been established by SFAS No. 128 "Earnings per Share." The new standard simplifies the standards for computing earnings per share and requires presentation of two new amounts, basic and diluted earnings per share. This standard has been applied retroactively to the year ended June 30, 1997.

Following is a reconciliation of the numerators and the denominators of the basic and diluted earnings per share.
                                          Year Ended June 30, 1998

                                                                  Per-Share
                                    Income          Shares        Amount

    Basic earnings per share
                Net income     $   182,864       1,082,602        $ .17

    Effect of dilutive
    securities options                -             48,753

    Diluted earnings per share
                Net income     $   182,864       1,131,355        $ .16





                                          Year Ended June 30, 1997

                                                                 Per-Share
                                      Income          Shares      Amount

     Basic earnings per share
             Net income          $   197,548       1,060,180     $ .19

     Effect of dilutive
     securities options                 -             28,545

     Diluted earnings per share
             Net income          $   197,548       1,088,725     $ .18



Income Taxes

Deferred income taxes are provided for at statutory rates on the difference between the financial statement basis and income tax basis of assets and liabilities. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Net deferred tax assets or liabilities are classified in the balance sheet as current or non-current consistent with the assets and liabilities which give rise to such deferred income taxes.
Utilization of post-Fresh Start deferred tax assets will be recognized as a reduction of current tax expense when realized. Utilization of pre-Fresh Start deferred tax assets in the reporting period are reflected as a "charge in lieu of taxes" (See Note 6).

Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash, accounts receivable, accounts payable and long-term debt of which carrying amounts do not significantly differ from fair value.

Stock-Based Compensation7

A new method of accounting for stock-based compensation arrangements with employees has been established by SFAS No. 123 "Accounting for Stock-Based Compensation." The new method is a fair value based method rather than the intrinsic value based method that is contained in Accounting Principles Board Opinion No. 25 ("Opinion 25"). However, under SFAS No. 123 entities are allowed to continue to use the Opinion 25 method or to adopt the SFAS No. 123 fair value based method. The SFAS No. 123 fair value based method is considered by the FASB to be preferable to the Opinion 25 method, and thus, once the fair value based method is adopted, an entity cannot change back to the Opinion 25 method. Also, the selected method applies to all of an entity's compensation plans and transactions. The Company has not adopted the fair value based method of accounting and continues to use the intrinsic value based method contained in Opinion 25.

Advertising Costs

Advertising costs are expensed as incurred.  The Company incurred
$64,134 and $8,894 for advertising costs in 1998 and 1997, respectively.



NOTE 2 - RESTRICTED CASH

At June 30, 1998 and 1997, restricted cash includes $87,500 and $30,000, respectively, of certificates of deposit pledged toward letters of credit provided to lessors as security on aircraft leases and a $50,000 certificate of deposit as security on the leased hangar facility for the benefit of a related party.

The Reorganization Plan provides that approximately 75% of the liquidation proceeds of excess parts and furnishings (for those parts and furnishings considered excess inventory at the Reorganization Plan confirmation date) be applied to the 7% note payable. At June 30, 1998 and 1997, restricted cash included undistributed liquidation proceeds of $14,000 and $13,620, respectively.

At June 30, 1997, lease agreement provisions on certain aircraft require that the Company accumulate funds to provide for engine overhauls. These funds, which include funds held by lessors or in escrow accounts, were $506,531 at June 30, 1997. Beginning July 1, 1997 the Company recorded payments to the lessor as a reduction of the overhaul accrual.

NOTE 3 - ACCRUED EXPENSES
                                                    1998           1997

Leased engine overhauls                     $     41,816    $   390,700
Engine hot-end inspections                         9,115        110,000
Vacation                                         100,605         86,111
Payroll and payroll taxes                        149,334         40,631
Property taxes                                   151,284         39,982
Interest                                           7,153          8,660

                                             $   459,307    $   676,084




NOTE 4 - REGULATION

In 1996, the Federal Aviation Administration (FAA) finalized rules requiring operators of turbine aircraft having more than 10 seats to operate under the more stringent Part 121 of the FAA Regulations. Previously, only operators of large aircraft were required to operate under Part 121. The process to phase-in the new rules, being completed in conjunction with the local FAA staff, began in December 1996 and was completed in March 1997.




NOTE 5 - LONG-TERM DEBT

                                                   1998            1997
9.5% installment note, due in monthly
payments of $4,495, including interest,
through August 2001, secured by accounts
receivable                                    $  147,001      $ 184,997

9.75% installment note, due in monthly
payments of $4,821, including interest,
through February 2001, secured by equipment
                                                135,344            -

7% installment note, due in 72 equal monthly
payments of $6,775, including interest,
through July 1999, secured by inventory,
accounts receivable and equipment                68,278        141,967


Reorganization claims discounted at 10%,
due in annual payments of $27,937, including
interest, through September 1999                 48,485         69,475
                                                399,108        396,439
          Less current maturities              (179,836)      (132,674)

                                          $     219,272  $     263,765

The Company has obtained a $600,000 line of credit which matures
November 1, 1998, and is secured by inventories and accounts receivable. Advances bear interest at prime plus 1.5%. There were no borrowings outstanding on the line of credit as of June 30, 1998.

Long-term debt maturities are as follows:

         Years Ending June 30,                    Amount

               1999                           $     179,836
               2000                                 122,759
               2001                                  87,659
               2002                                   8,854

                                              $     399,108



NOTE 6 - INCOME TAXES

Income tax expense from operations consists of the following:
                                                  1998           1997
Current
    Federal                                 $      -       $      -
    State                                        5,000         25,000
                                                 5,000         25,000

Deferred
    Federal - charge in lieu of taxes          115,000        117,000
    State                                         -              -
                                               115,000        117,000

                                          $    120,000    $   142,000

Actual tax expense differed from the expected tax expense computed by applying the U.S. Federal corporate tax rate of 34% to earnings before income taxes as follows:
                                                 1998           1997

Computed "expected" tax expense           $   103,000    $   106,800
State income taxes
 (net of Federal income tax effect)             5,000         25,000
Other non-deductible expenses                  12,000         10,200

                                          $   120,000    $   142,000

The tax effects of temporary differences (i.e. amounts that will result in taxable or deductible amounts in future years) that give rise to significant portions of deferred tax assets and deferred tax liabilities are presented below:
                                                 1998           1997
Deferred tax assets
Accounts receivable, due to allowance
 for doubtful accounts                     $      500     $      463
Inventory held for sale, due to basis
 adjustment                                     4,000             -
Property and equipment, due to differences
 in depreciation                                5,900         13,643
Accrued overhauls and hot-end inspections      90,500        193,370
Compensated absences                           39,000         33,256
Net operating loss carryforwards              475,000        496,335
Investment tax credit carryforwards            29,500         35,200
AMT credit carryforwards                        1,000          7,427
Total gross deferred tax assets               645,400        779,694
Less valuation allowance                     (643,500)      (766,586)
Net deferred tax assets                         1,900         13,108

Deferred tax liabilities
     Property and equipment, due to
      Fresh-Start adjustments                  (1,900)      (13,108)

Net deferred tax liability/asset          $       -       $    -



In assessing the necessity for a valuation allowance for deferred tax assets, management considers whether it is "more likely than not" that some portion or all of these future deductible amounts will be realized as a refund or reduction in current taxes payable. Management has not recorded the full benefit of these deferred tax assets due to the uncertainty related to these future deductible amounts. The ultimate realization of deferred tax assets is dependent upon the existence of, or generation of, taxable income in the periods which those temporary differences are deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

The net operating loss (NOL) and investment tax credit (ITC) carryforwards, which comprise a majority of the Company's unrecognized net deferred tax asset, expire approximately as follows:

      Year Expiring                            NOL             ITC

          1999                              $   -          $   7,900
          2000                                  -              1,200
          2001                                  -             20,400
          2003                                  -                -
          2004                               1,075,000           -
          2005                                 148,000           -
          2006                                  58,000           -
          2009                                 111,000           -
          2011                                   6,000           -

                                          $  1,398,000    $   29,500

The realization of these NOL carryforwards is dependent upon generating taxable income prior to the related year of NOL expiration. Additionally, the NOL carryforwards must be fully utilized before the ITC carryforwards can be utilized. The amount of NOL carryforward that may be utilized in any future tax year may also be subject to certain limitations, including limitations as a result of certain stockholder ownership changes which may be beyond the control of the Company.

The provisions of Fresh Start reporting require any benefits realized from the pre-Fresh Start deferred tax assets be recorded first as a reduction of excess reorganization value and thereafter as a direct addition to paid-in capital. Any tax benefits relating to the valuation allowance for deferred tax assets as of June 30, 1998 which are subsequently realized would be allocated as follows:

Excess reorganization value                       $    -
Additional paid-in capital                           635,769

                                                  $  635,769

NOTE 7 - ROUTES AND SUBSIDIES

The Department of Transportation (DOT) subsidizes a majority of routes flown by the Company under the federal EAS program. The DOT issues an order which specifies an annual subsidy rate covering a specified contract period. This annual rate is based on seats available and departures flown and as such, the actual subsidy received is subject to actual flights completed within specified limits. EAS subsidy revenue for the fiscal years ended June 30, 1998 and 1997 was $4,324,091 and $3,122,861, respectively (See Note
11). These subsidy amounts represent 55% and 64% of all revenues for fiscal years ended June 30, 1998 and 1997, respectively.


The Company's current EAS contract expires in November 1998. The Company has reached agreement with the DOT on a new EAS contract which begins on December 1, 1998 and expires November 30, 2000.
The Company has implemented significant growth and diversification strategies through the finalization of an enhanced EAS contract and through service of new routes in western Montana, to reduce the reliance on revenues from EAS subsidies. There can be no assurance, however, that such strategies or specific opportunities will substantially reduce the reliance on future EAS subsidies.
The financial statements do not reflect any adjustments that may result from an unfavorable resolution of any future contracts.

NOTE 8 - LEASES

Operating Leases

As of June 30, 1998, the Company leased office facilities, land and six Metroliner III aircraft.

The following is a schedule of future minimum rental payments for the operating leases which have initial or remaining noncancelable lease terms in excess of one year as of June 30, 1998:

Years Ending June 30,

      1999                   $  1,256,722
      2000                      1,256,903
      2001                      1,239,587
      2002                      1,227,274
      2003                        281,022
      Thereafter                  143,485

                             $  5,404,993

Rental expense under operating leases charged to operations was $1,374,242 and $598,115 for the years ended June 30, 1998 and 1997, respectively.

Capital Leases

On March 1, 1994, the Company entered into a lease agreement ("Lease") with a member of the Board of Directors ("Member"). The Lease is comprised of two components. The first provides for an assumption of a lease for airport land between the Member and the City of Billings. The term of the airport land sublease is 20 years with an initial annual rate of $10,397. The airport land lease also provides for an annual adjustment of the rental amount based on increases in the Consumer Price Index.

The second component of the Lease relates to a 11,520 square foot hangar and office facility constructed on the airport land. These construction costs were financed with $300,000 provided by the Member and approximately $150,000 provided by the Company. The facility is owned by the Member and leased to the Company under the Lease agreement. The lease term is 20 years with an option to extend for an additional six years. The monthly rent is equal to the Member's principal and interest payments due on a $300,000 loan obtained by the Member to finance his portion of the construction costs (the "Bank Debt"). The Bank Debt is a term loan at 8.5% with principal due monthly based on a 20 year amortization schedule with a balloon payment after five years (October 1999). The Member has indicated an intent, but is not required, to extend the Bank Debt term or refinance the balloon payment at the current maturity date. In addition, the Company is required to maintain a $50,000 security deposit with the bank. All tax benefits of ownership are retained by the Member. The Company expects to recover its $150,000 original investment at the maturity of the Lease or earlier if the facility is sold prior to maturity.


The Lease provides the Company the option to purchase the building on the following dates: March 1, 1999, 2004, 2009 or 2014 and a right of first refusal upon approval by Member of a sale of his interests to a third party. The purchase price of the building to the Company is based on the facility's fair market value. However, the purchase price under the Company's option to purchase cannot be less than $450,000. The Company will be given credit for $150,000 of its original investment and a graduated portion of any fair value appreciation in excess of $450,000 in the event the Company exercises either purchase option. In the event the hangar facility is sold to a third party, the Company is entitled to any proceeds in excess of the Member's then outstanding Bank Debt until the $150,000 investment is recouped.

The airport land lease component of the Lease is accounted for as an operating lease and the minimum annual lease payments are included in the Operating Leases section above. Because of the Company's "continuing involvement" in the risks and rewards of ownership (including option to purchase, specified return of its investment, payments corresponding to the underlying debt structure, and sharing in any appreciation upon sale) and its substantial investment in the facility, the facility lease component is accounted for as a capital lease with an original capitalized cost of $456,185. The Company has also leased a modular building to accommodate certain of its office needs which is currently located on the airport leased land.

During December 1994, the Company acquired x-ray equipment for use in screening inbound passengers at the Billings airport by entering into a capital lease.

Future minimum lease payments under the capital leases and the present value of future minimum capital lease payments as of June
30, 1998 are as follows:

      Years Ending June 30,

            1999                         $       31,260
            2000                                274,778
      Total minimum lease payments              306,038
      Less interest                             (30,658)

Present value of minimum lease payments         275,380
Less current maturities                          (8,164)

Obligations under capital leases,
 excluding current maturities             $     267,216

Minimum lease payments have not been reduced by future annual minimum sublease rentals of $33,550 under noncancelable subleases.

The carrying value of the facility under capital leases net of accumulated amortization was $368,434 and $391,834 at June 30, 1998 and 1997, respectively.

NOTE 9 - RELATED PARTY TRANSACTIONS

In March 1994, the Company leased land, a hangar and an office facility from a member of the Board of Directors (See Note 8). The Company believes the terms of the leases were at least as favorable as those that could have been obtained from independent third parties. Total payments under these leases, for each of the years ended June 30, 1998 and 1997 were approximately $42,000.



NOTE 10 - STOCK OPTIONS

The Company adopted a stock option plan in May 1983 for key employees under which 40,000 shares are reserved for issuance at exercise prices which are not less than market value at date of grant. Commencing one year from the date of grant these options may be exercised to the extent of twenty-five percent of the total shares subject to option. The balance becomes exercisable in three cumulative annual installments of 25% of the optioned shares until four years from the date of grant after which they shall be fully exercisable. The Company adopted a stock option plan in May 1986 for key employees under which an additional 40,000 shares are reserved for issuance. The provisions of the 1986 plan are similar to those for the 1983 plan. The Company adopted a stock option plan in February 1995 for outside directors under which stock options up to 2,000 shares per year per director may be awarded for issuance at prices which are not less than market value at date of grant ("Director Plan"). Options are exercisable immediately upon issuance. The 1983, 1986 and Director Plan options all terminate five years from the date of grant. The ability to issue options for the remaining shares available under the May 1983 has expired.

In fiscal 1996, the Company granted performance based stock options to one employee ("Special Stock Option Plan"). Under the Plan, options are to be issued for 6,000 shares at an exercise price of $0.625 per share upon successful completion of performance goals established by the Board of Directors in the areas of acquisitions, mergers, and/or business development. Options are also to be issued for 4,000 shares at an exercise price of $0.75 per share upon the successful performance of his duties as determined within the sole discretion of the Board. The options expire either 90 days after approval of a merger/acquisition transaction or the termination of employment. In fiscal 1998, the 6,000 shares were granted to the employee and compensation expense of $3,000 was recognized to the extent the current market value of the underlying shares exceeded the exercise price at the date the grants are vested with the employee.

The Company's shareholders approved a stock option plan in July 1996 for key employees under which 100,000 shares of stock are reserved for issuance at exercise prices which are not less than fair market value at the date of grant (limited to 20,000 shares granted per year). Options under the 1996 plan may be exercised in the second through fifth year from the grant date. 46,000 of the options under the 1996 plan have been granted as of June 30, 1998.

In July 1996, the stockholders also approved the 1996 Stock Bonus Plan ("Bonus Plan") under which shares of the Corporation's common stock may be awarded to employees and directors. The total number of shares which may be issued under the plan shall not exceed 180,000 and no more than 60,000 shares in any fiscal year. In fiscal 1998, 60,000 shares of common stock have been issued as discussed in the following paragraph.

In July 1996, the stockholders also approved the Team Incentive Compensation Plan ("Incentive Plan") to provide for awards for three members of a business development management team under an incentive compensation plan which is earned only if the Company meets specific performance targets. The Incentive Plan provides for a maximum individual award amount based on one-third of a $30,000 performance award to be paid in cash, one-third in the form of 60,000 shares of common stock of the Company and the issuance of options to acquire 60,000 shares of common stock at an exercise price of $1.09 per share. All of the components of the Incentive Plan have been paid and granted as of June 30, 1998 and, accordingly, there was expense recorded of $106,875 during the year ended June 30, 1998.


Changes in stock options issued under these fixed stock option plans are as follows:

                                     1998                   1997
                                       Weighted-                    Weighted-
                                        Average                      Average
                            Shares   Exercise Price     Shares  Exercise Price

Outstanding, beginning of
 fiscal year                38,212       $ 1.04         50,043       $ 1.25
Granted                     74,000         1.88          9,667         1.13
Exercised                  (34,000)         .98            -            -
Canceled                    (1,250)         -          (21,498)        1.56


Outstanding, end of
 fiscal year                76,962       $ 1.11         38,212       $ 1.04

Range of exercise prices $.63 to 1.39                $.63 to 1.25

Options exercisable,
 end of fiscal year         75,762                      31,126

Summarized information about fixed stock options at June 30, 1998 is as follows:

               Options Outstanding                Options Exercisable

                             Weighted-
                              Average
                Number       Remaining     Weighted-    Number      Weighted-
Exercise     Outstanding at  Contractual    Average   Exercisable at  Average
Prices       6/30/98         Life      Exercise Price  6/30/98  Exercise Price

$ .63        4,000           1.5 years     $ .63        4,000        $ .63
  .94        5,750           1.0             .94        5,750          .94

 1.09       42,400           2.4            1.09       41,200         1.09
 1.13        5,667           3.5            1.13        5,667         1.13
 1.25       11,145            .2            1.25       11,145         1.25
 1.39        8,000           4.5            1.39        8,000         1.39

$.63 to 1.39  76,962        2.2 years     $  1.11      75,762      $  1.11

The Company applies APB Opinion 25 and related Interpretations in accounting for its plans. Accordingly, compensation cost of $8,625 and $-0- has been recognized for the options granted in 1998 and 1997, respectively. Had compensation cost been determined consistent with the method of FASB Statement No. 123, the fair value of the options estimated on the date of grant would have been $22,000 and $4,000 in 1998 and 1997, respectively. Accordingly, the Company's 1998 net income and earnings per share would have been reduced to proforma amounts of $169,489 and $.16, respectively and 1997 net income and earnings per share would have been reduced to proforma amounts of $193,548 and $.18, respectively. The fair value of the options on the date of grant is estimated using the Black-Scholes option-pricing model with the following assumptions: expected volatility of 10%, risk free interest rate of 6%, expected lives of 4.5 years and no expected dividends.




NOTE 11 - BUSINESS AND CREDIT CONCENTRATIONS

At June 30, 1998, principally all of the Company's scheduled air service communities are located in Montana and seven are covered by EAS subsidies. No single customer accounted for more than five percent of the Company's revenues in any year except for the EAS subsidy received from the DOT. The EAS program funding for fiscal year 1997 has been fixed at $25.9 million, up $3 million from fiscal year 1996. Furthermore, a new permanent funding source (a tax on foreign commercial carrier overflights) to support rural air service was approved by the 1996 Congress (the Rural Air Service Survival Act or the "Act"), and became effective October 1997. It is estimated that the funding source will generate up to $50 million annually to be used first for EAS with any surplus to go to rural safety programs.

Accounts receivable from the DOT was $329,277 and $268,895, or 23% and 25% of total stockholders' equity at June 30, 1998 and 1997, respectively. The majority of passengers carried by the Company are ticketed by other airlines and travel agencies. Four airlines comprise the majority of passenger related accounts receivable.

NOTE 12 - COMMITMENTS AND CONTINGENCIES

Under the Reorganization Plan the Company may not pay any cash dividend unless all claims under the Plan, including secured claims, are satisfied in full under the terms of the Reorganization Plan. The Reorganization Plan provides for payments to claimants through 2001.

NOTE 13 - PLAN OF RECAPITALIZATION

On July 18, 1996, a Plan of Recapitalization was approved by Company stockholders. The Plan of Recapitalization provided that effective August 23, 1996 the Company affected a 300-for-1 reverse split of the Company's existing stock followed by a 59-for-1 stock dividend. New stock with no par value was issued in exchange for existing stock with a par value of $.10 then issued and outstanding. The Plan of Recapitalization has been fully implemented. All applicable share and per share data have been retroactively adjusted for the resulting approximately one-for-five stock split.